Exhibit 4.43

Lawrence Dickinson	One Churchill Place
Company Secretary	London
EC14 5RP
31 August 2006
Tel 020 7116 8099
Mr Marcus Agius	Fax 020 7116 7665

lawrence.dickinson@barclays.com

Dear Mr Agius

I am writing to you to set out the terms of your appointment as Non-Executive Director of Barclays PLC and Barclays Bank PLC (“Director”) and subsequently Chairman of Barclays PLC and Barclays Bank PLC (“Chairman”). Your appointment as a Director will commence on 1 September 2006 and your appointment as Chairman will commence on 1 January 2007. Your appointments will be on the terms set out in this Letter.

1. Fees

As a Director you will receive a fee of £65,000 per annum, payable in arrears by equal monthly instalments by direct credit into your nominated Barclays bank account (“Director Fees”). Your Director Fees will be subject to deduction of tax and national insurance contributions which Barclays is obliged to deduct.

As Chairman you will receive a fee of £750,000 per annum, payable in arrears by equal monthly instalments by direct credit into your nominated Barclays bank account (“Fees”). Your Fees will be subject to deduction of tax and national insurance contributions which Barclays is obliged to deduct. For the avoidance of doubt, the Fees are inclusive of any fees to which you will be entitled as a Director (including the Director Fees) and in respect of any other service which you may provide to Barclays PLC and/or Barclays Group from time to time.

£20,000 of the Director Fees, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. These shares will be held on your behalf until you leave the Board of Barclays PLC. Enclosed with this Letter is an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you are asked to sign and return.

Any reasonable out of pocket expenses that you incur in performing your duties as Chairman, and Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to the Chairman and Directors annually.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP

Subject to the rules of the relevant scheme from time to time in force, you will be provided with private medical insurance to cover you and your spouse during your appointment.

2. Terms of Your Appointment

The Board, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required to seek re-election at the Barclays PLC Annual General Meeting on Thursday, 26 April 2007. As with all of the Directors, you will then normally be required to seek re-election at least every three years.

Your appointment as Director and Chairman may be terminated at any time in accordance with the Articles, the Companies Act 1985 or the provisions of this Letter.

Your appointment as Chairman (which shall include, for the purposes of this paragraph, your appointment as Director) may be terminated by us on twelve months’ notice. We also reserve the option, in our absolute discretion, to terminate your appointment with immediate effect and to pay you your Director Fees or Fees (as applicable) subject to deductions, in equal instalments at such time(s) as you would have received such payment(s) of Director Fees or Fees (as applicable) had you been required to remain in your appointment for the whole or remainder of your notice period. The amount of such payment(s) shall be pro rated for the applicable period of the notice period. You acknowledge and accept your obligation to mitigate your loss by seeking comparable new appointments and/or employment. If you mitigate your loss by commencing alternative appointments or employment or by obtaining employment for your services during the period in which payments of Director Fees or Fees (as applicable) are due, we reserve the right to cease or reduce further payment of Director Fees or Fees (as applicable).

Your appointment as Chairman (including, for the avoidance of doubt, your appointment as a Director) would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders.

The Board shall also reserve the right to reconsider your appointment as Chairman (including, for the purposes of this provision, your appointment as Director) and therefore to terminate your appointment forthwith should there be any material change to your personal circumstances that the Board believes may affect your appointment as Chairman. A material change shall include, but not be limited to, the following:

•	Where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Board.

•	Where you are guilty of any serious misconduct or any conduct calculated or tending to bring any member of the Barclays Group or you into disrepute.

•	Where you are guilty of any material breach or material non-observance of any of the provisions of this Letter or guilty of any serious negligence in carrying out your duties under this Letter

•	Where you are unable to perform your role due to illness or disability for a period of no fewer than 36 working days in any period of 12 months (provided that the Board will not exercise its rights to terminate your appointment forthwith in this circumstance without first notifying you and considering any representations you may have).

Where such a material change occurs, you must inform the Board, via me as Company Secretary, as soon as possible.

Should you wish to resign your appointment, you are required to give us not less than six months’ notice.

3. Role

Attached to this Letter is a role profile for Non-Executive Director and Chairman, which has been agreed by the Board. The Board may change these role profiles from time to time and the role profile(s) as amended shall, once notified to you, be deemed to form part of this Letter in place of the document attached.

During your appointment you shall diligently perform such duties and functions as are consistent with your position as Chairman and the role profile.

Arrangements for review of your performance as Chairman will be agreed by the Board from time-to-time, as appropriate.

4. Time Commitment

As Chairman, you shall be required to devote no fewer than 3 days per week (calculated on the basis of an average over the course of the financial year) in performing your duties. In any holiday year (being the period from 1st March to the end of February) you are entitled to 30 days holiday.

5. Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays shares within two months of your appointment as Director. If you would like any assistance in buying these shares please speak to me.

If you already hold Barclays shares, please let me know as soon as possible so that we can update the statutory register of Directors’ interests and make the necessary announcement under the UKLA’s Listing Rules.

6. Induction and support

The services of the Company Secretary and the Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as Chairman and Director. Also, should you feel that there maybe implications for you personally in carrying out the duties of your role as Chairman and Director, you may seek independent advice on any matter, at the Group’s expense.

You will have a private office during your appointment as Chairman (or from such earlier date as we may agree).

You will also have access to a car and driver from the Executive Directors’ pool or you may appoint your own driver and we will reimburse any reasonable expenses in respect of the appointment of such driver.

You will receive dedicated support equivalent to that available to Executive Directors in respect of your information technology and communications requirements from the date of your appointment as Director.

7. Indemnity

For the avoidance of doubt, the Boards have confirmed that as Director you have the benefit of and are able to rely upon the indemnity contained in Article 160 of the Barclays PLC Articles of Association and the identical wording in Article 157 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

In outline, the effect of the Articles (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

You will have the benefit of such directors’ and officers’ liability insurance as may be purchased by Barclays PLC from time to time, subject at all times to its terms and conditions.

8. Confidentiality

You will appreciate that the business of Barclays PLC and the Barclays Group is a specialised and competitive business and that during the course of your appointment you will have access to and have an intimate knowledge of the trade secrets and confidential information of Barclays PLC and the Barclays Group. You further acknowledge that the disclosure of any trade secrets or confidential information to actual or potential competitors of Barclays PLC and/or any Barclays Group Company would place Barclays PLC and/or the Barclays Group at a serious competitive disadvantage and would do serious damage, financial and/or otherwise, to its or their business and business development and would cause immeasurable harm.

You must neither during the term of your appointment (except in the proper performance of the duties of your office or with the express written consent of the Board) nor at any time (without limit) after the termination of your appointment except in compliance with an order of a competent court:

•	divulge or communicate to any person, company, business entity or other organisation;

•	use for your own purposes or for any purposes other than those of Barclays PLC or the Barclays Group; or

•	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information. These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by you of the provisions of this Letter or other default of yours.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. You should at all times comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules that we notify to you are applicable.

9. Definitions

Barclays Group means Barclays PLC and the Barclays Group Companies

Barclays Group Company means any company which is for the time being a subsidiary or holding company of Barclays PLC and any subsidiary of any such holding company and for the purposes of this letter the terms subsidiary and holding company shall have the meanings ascribed to them by sections 736 and 736A Companies Act 1985 (and Barclays Group Companies shall be interpreted accordingly)

Confidential Information includes but is not limited to:

•	corporate and marketing strategy, business development plans, sales reports and research results;

•	business methods and processes, technical information and know-how relating to the Barclays Group’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

•	business contacts, lists or details of customers and suppliers and details of contacts with them, their business or affairs;

•	information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales, trade union/employee disputes current or anticipated;

•	information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

•	budgets, management accounts, trading statements and other financial reports;

•	unpublished price sensitive information relating to shares or securities listed or dealt in on any recognised stock exchange; and

•	any other information which any member of the Barclays Group or any its employees or consultants has identified (orally, in writing or by its (or their) actions) as being secret or confidential in nature.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

/s/ Lawrence Dickinson
Lawrence Dickinson
Company Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:	/s/ Marcus Agius
Marcus Agius
Date:	31st August 2006.

Schedule

ROLE PROFILE - DIRECTORS

INTRODUCTION

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. It should therefore determine the objectives and policies of the Group to deliver such long-term value, providing overall strategic direction within a framework of rewards, incentives and controls. The Board must ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives.

The Board is also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In carrying out this responsibility, the Board must have regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences.

GENERAL TO ALL DIRECTORS

1.	Provide entrepreneurial leadership of the company, within a framework of prudent and effective controls which enable risk to be assessed and managed.

2.	Approve the company’s strategic aims, ensuring that the necessary financial and human resources are in place for the company to meet its objectives and review management performance.

3.	Set the company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

4.	Under English Law the key duties of Directors include:

•	At all times acting not only in good faith and honesty, but also in the company’s best interests and not for any ulterior purpose or to benefit themselves or others at the company’s expense;

•	Avoiding a conflict of interest between their personal interests and their duties to the company;

•	Exercising reasonable skill and care in carrying out their duties commensurate with their knowledge and experience;

•	Having regard to the interests of employees; and

•

Ensuring that the company does everything that is required of it by law and regulation, eg, ensuring the preparation of accounts which give a true and fair view of the state of affairs of the Group at the end of each financial year.

SPECIFIC TO NON-EXECUTIVE DIRECTORS

1.	Constructively challenge and help develop proposals on strategy.

2.	Scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

3.	Apply their judgement to the business of the Board, leveraging on their knowledge of the business.

4.	Satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible.

5.	Determine appropriate levels of remuneration for Executive Directors, and have a prime role in appointing and, where necessary, removing Executive Directors and in succession planning for these positions.

6.	Complement the skills and experience of the Executive Directors, in particular by bringing to bear a different range of knowledge, experience and insight from other industries.

7.	Ensure that individual business decisions conform to agreed strategies and policies.

Non-Executive Director - Charter of Expectations

ROLE REQUIREMENTS

•	Time Commitment - A Non-Executive Director will be expected to commit a minimum of 20 - 25 days per annum to the role.

•	Meetings - Attends all Board and Board Committee meetings unless exceptional circumstances prevail. Is well prepared for all Board and Board Committee meetings.

•	Independence - Maintenance of own independence as measured by the independence criteria for non-executive Directors agreed by the Board in December 2004 and by the Combined Code.

•	Conflict of Interest - Takes all reasonable actions to avoid potential conflicts of interest and discloses any that may arise.

•	Shareholding - 2,000 ordinary shares held within two months of appointment to meet Directors’ share qualification requirement. Directors must comply with the Group Share Dealing Code.

KEY COMPETENCIES AND BEHAVIOURS

“Committed to maximising long-term shareholder value”

High Performance Indicators

•	Prepared to challenge established thinking on current strategy or practice for the longer-term benefit of the Group.

•	Draws on real-life examples from experience in a way that illustrates possible directions.

•	Is focused on ensuring that the Group performs to the highest levels of shareholder expectation.

“Helps shape corporate strategy”

High Performance Indicators

•	Effectively leads Barclays towards the achievement of its strategic objectives.

•	Is well informed about the company and the external environment, bringing that knowledge to bear in the development of Group strategy.

•	Raises relevant strategic issues (such as competition and marketplace issues), influencing the shaping of Group or cluster level strategy.

•	Effectively contributes to the evolution of the corporate strategy and assists in its implementation through advice and counsel.

•	Utilises full breadth of skills and experience to add value to all strategic discussions.

“Demonstrates independence of judgement”

High Performance Indicators

•	Willing to stand up for and defend own beliefs and values in the face of opposition.

•	Able to challenge effectively outside own area of expertise.

•	Demonstrates the courage to take a stand and challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation.

“Questions intelligently, debates constructively, challenges rigorously and decides dispassionately”

High Performance Indicators

•	Asks searching questions which are focused on the key value at risk issues for the Group.

•	Willing to challenge openly and rigorously, without leading to unnecessary conflict.

•	Takes difficult decisions dispassionately whilst also being aware of the political implications.

•	Able to deal effectively with complexity and assimilates knowledge quickly.

“Has the trust and respect of other members of the Board”

High Performance Indicators

•	Immediately commands the respect of his/her Board colleagues.

•	Comments and observations are valued by Executive Directors and management alike.

•	Is seen as even-handed in all his/her dealings with the Board and management.

•	Supports executives in their leadership of the business whilst monitoring their conduct and performance.

“Effective member of the Board team”

High Performance Indicators

•	Demonstrates openness to being challenged on assumptions, beliefs, viewpoints and is willing to re-examine them in order to reach new conclusions.

•	Will participate in robust and rigorous debates and then work with peers to arrive at new solutions.

•	Listens sensitively to the views of others, inside and outside the Board.

•	Is willing to enhance their contribution through receipt of feedback.

“Uses network of contacts effectively”

High Performance Indicators

•	Is always alert to how network of contacts may be utilised for the benefit of the Barclays Group.

ROLE PROFILE - CHAIRMAN

MAIN ACCOUNTABILITIES

•	Manage the business of the Board and set its agenda, taking full account of the issues and the concerns of Board members. Ensure that agendas strike the right balance between performance and strategic issues.

•	Ensure that members of the Board receive accurate, timely and clear information in particular about the company’s performance, to enable the Board to take sound decisions, monitor effectively and provide advice to promote the success of the company.

•	Keep under review, with the Board, the general progress and long-term development of the Barclays Group.

•	Ensure effective communication with shareholders and ensure that members of the Board develop and maintain an understanding of the views of major investors and other key stakeholders.

•	Manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues, where appropriate arranging for informal meetings beforehand to enable thorough preparation for the Board discussion.

•	Promote the highest standards of corporate governance, seeking compliance with the provisions of the Combined Code wherever possible.

•	Ensure that the Board is able to discharge its duties and comply with the requirements of statutory/regulatory bodies that affect the functioning and responsibilities of the Board.

•	Build an effective and complementary Board, initiating change and planning succession and Board appointments, working with the Board Corporate Governance and Nominations Committee.

•	Ensure that a properly constructed induction programme is provided for new Directors.

•	Consider and address the development needs of individual Directors, and the Board as a whole, to maintain the necessary depth and breadth of knowledge and skills, and enhance the effectiveness of the Board as a team.

•	Lead the Board in the ongoing monitoring, and annual evaluation, of the performance of the Group Chief Executive.

•	Establish a close relationship of trust with the Chief Executive, providing support and advice while respecting executive responsibility.

•	Establish good working relations and open lines of communication with other Group Executive Committee members.

•	Ensure that the performance of individual Board members, and of the Board as a whole, is evaluated at least once a year.

•	Ensure, subject to the views of the Board HR and Remuneration Committee, that members of the Board are appropriately rewarded.

•	Encourage active engagement by members of the Board.

•	Chair the Board Corporate Governance and Nominations Committee.

THE CHAIRMAN WILL ALSO

•	Uphold the highest standards of integrity and probity.

•	Promote effective relationships and open communication, both inside and outside the Boardroom, between Non-Executive Directors and the executive team.

•	Ensure clear structure for and the effective running of Board committees.

CHAIRMAN - CHARTER OF EXPECTATIONS

ROLE REQUIREMENTS

•	Time commitment - The Chairman is expected to commit to expend whatever time is necessary to fulfil his duties. It is expected this will be equivalent to approximately 60% of a full time position.

•	Experience - Experience on the Board of a major international organisation. Good understanding of the role of a Chairman and able to operate effectively in such a role at the highest level.

•	Knowledge - The Chairman must have a good understanding and experience of UK boardroom and corporate governance issues.

KEY COMPETENCIES AND BEHAVIOURS

In addition to the required competencies and behaviours of a Non-Executive Director, the Chairman must demonstrate the following:

Provision of effective leadership to the Board

•	In conjunction with the Corporate Governance and Nominations Committee, ensures high quality Board composition with an appropriate balance of skills and experience.

•	Pro-actively manages annual calendar of business to ensure most appropriate use of Board’s time.

•	Engages and supports individual members to enhance Board activities and discussions.

•	Ensures that the Board operates effectively as a team.

•	Ensures that membership of the Board is a stimulating and enjoyable experience for Board members.

Effective Chairmanship of meetings

•	Empowers all Board members to challenge issues openly whilst preventing unnecessary or acrimonious conflict.

•	Encourages and manages vigorous debate whilst achieving closure on issues.

•	Ensures time is allocated appropriately, ensuring business of meeting is completed whilst allowing appropriate discussion of individual items.

Be a respected Ambassador for the Group

•	Be comfortable dealing with political and regulatory interests.

•	Able to command respect of key opinion formers.

•	Has the skills to Chair an Annual General Meeting and deal with challenging and diverse shareholder questions.

NON-EXECUTIVE DIRECTORS’ REMUNERATION IN BARCLAYS PLC SHARES

At the Board meeting in May 2002, the Board approved an increase in the remuneration of each of the Group’s non-executive directors so that £20,000 per annum would be delivered to them in the form of Barclays PLC ordinary shares. The following sets out the terms which will apply to this part of your remuneration.

1.	Your fee as a non-executive director of Barclays PLC and Barclays Bank PLC is £65,000 per annum, exclusive of remuneration for extra services – e.g. committee membership fees and attendance fees.

2.	£20,000 per annum of your fees (“additional fee”) will accrue on a daily basis and will be paid monthly in arrears into a separate bank account controlled by Barclays Corporate Secretariat.

3.	Approximately every six months we will apply on your behalf the accumulated amount of additional fees, net of any applicable, to purchase, usually in the market, Barclays PLC ordinary shares. Purchases will be made on the date of or as soon as practicable after the announcement of the Croup’s interim and annual results, subject to any prohibited dealing period as described in the Barclays Group Share Dealing Code. Stamp duty, commission and any other charges on purchase will be deducted in determining the amount available for the purchase of shares.

4.	Any cash fraction remaining following the purchase of shares (i.e. being an amount which is insufficient to purchase one Barclays PLC ordinary share) will remain in the account and be used to buy shares at the next opportunity.

5.	Barclays PLC ordinary shares purchased for you pursuant to this agreement will be registered in your name or, if so directed by you, in the name of your nominee. Share certificates in respect of these shares will be issued to and retained by Barclays Corporate Secretariat whilst you remain a non-executive director of Barclays PLC. Thereafter they will be delivered to you.

6.	You will not sell or deal in any other way with your beneficial interest in the shares acquired pursuant to this agreement whilst you remain a non-executive director of Barclays PLC, except with the prior written consent of the Chairman. You may transfer a beneficial interest in any of such shares to your spouse or child under 18 but you will in this event procure that your spouse and/or children do not themselves sell or deal in any other way with their beneficial interest in such shares whilst you remain a non-executive director of Barclays PLC except with the prior written consent of the Chairman. It is envisaged that the Chairman will exercise his discretion to consent to such a dealing only in exceptional circumstances. In this paragraph “deal” bears the same meaning as in the Barclays Group Share Dealing Code.

7.	You may elect to receive dividends on the shares held in the normal way, i.e. either cash or DRIP.

8.	The restrictions in paragraph 6 apply also to any shares derived from the shares acquired pursuant to this arrangement resulting from any share consolidation or sub-division or bonus issue, though not to any such shares received pursuant to the DRIP.

9.	You may if you wish elect to allocate more of your non-executive director fees for the purchase of Barclays PLC ordinary shares. Any such allocation will be treated, for administrative purposes, as if it formed part of your “additional fee” as defined in paragraph 2 above and will be paid and applied in accordance with paragraphs 2 or 4. The restrictions in paragraph 5 to 8 will not, however, apply to any shares acquired as a result of such election. Please inform Barclays Corporate Secretariat if you wish to make such an election now or in the future.

10.	As you are a non-executive director of both Barclays PLC and Barclays Bank PLC, Barclays Bank PLC is entering into this arrangement with you both on its own account and on behalf of Barclays PLC.

Please would you confirm your agreement to the above by signing and dating the enclosed copy of this agreement and returning it to Barclays Corporate Secretariat.

Agreed:

Signed:	/s/ Marcus Agius	(MARCUS AGIUS)

Date:	31 August 2006